September 11, 2007

Perry J. Hindin, Esq.

Special Counsel

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C.

Re:	Stryker Corporation
Definitive 14A
Filed March 16, 2007
File No. 000-09165

Dear Mr. Hindin:

Reference is made to your letter dated August 21, 2007 in which certain information in response to comments set forth therein was requested with respect to our filing referred to above.  In order to permit the members of our Compensation Committee to discuss the issues raised and to obtain their views with respect to the appropriate responses, we propose to respond to the comment letter on or before October 31, 2007, which is a week after the next scheduled meeting of the Compensation Committee on October 24.   Please confirm that the proposed schedule for our response is acceptable.

Sincerely,

/s/ STEPHEN P. MACMILLAN

Stephen P. MacMillan

President and Chief Executive Officer

Stryker Corporation

2825 Airview Boulevard

Kalamazoo, Michigan 49002